EXHIBIT 99.1

CANAGOLD RESOURCES LTD. 1250-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Continues to Intercept Strong Mineralization in Resource Expansion Drilling Program at New Polaris

Vancouver, Canada –August 29, 2024 – Canagold Resources Ltd. (“Canagold” or the “Company”) (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA), announces sample assay results from an additional 26 drill holes from the resource expansion drill program targeting the North Zone at its 100% owned New Polaris Gold project located in northwestern British Columbia, 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska.

Highlights of the gold mineralization that was intersected are shown below and details of the holes are shown in Table 1.

Highlights

•	20.2 grams per tonne (“gpt”) gold (“Au”) over 4.4 m from 121.6 m down hole in Hole NP24-09

○	Including 26.9 gpt Au over 3.0 m from 123.0 m

•	18.3 gpt Au over 4.5 m from 69.8 m down hole in Hole NP24-28

○	Including 33.6 gpt Au over 2.0 m from 72.3 m

•	14.9 gpt Au over 2.1 m from 106.7 m down hole in Hole NP24-11

○	Including 30.1 gpt Au over 1.7 m from 106.7 m

•	12.4 gpt Au over 3.2 m from 213.3 m down hole in Hole NP24-25

○	Including 19.7 gpt Au over 1.0 m from 213.3 m

•	9.4 gpt Au over 9.8 m from 153.0 m down hole in Hole NP24-09

○	Including 15.6 gpt Au over 2.6 m from 154.5 m

Catalin Kilofliski, Canagold’s CEO, stated, “The results from this additional drilling are encouraging, as they highlight the potential to expand the shallow, high-grade resources* already identified at the New Polaris Project. We eagerly await the receipt of all assays and the opportunity to model this new mineralization.”

*The New Polaris resource is contained within an Updated Resource report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar June 30,2023.

Additional Drilling Highlights

Hole ID	Interval* (m)	Au (gpt)	From (m)	Including
NP24-09	2.5 m	10.5 gpt	74.8 m	23.8 gpt Au / 0.9 m from 74.8 m
NP24-10	1.6 m	10.0 gpt	205.5 m
NP24-11	2.1 m	10.2 gpt	61.3 m	20.4 gpt Au / 1.0 m from 61.3 m
NP24-12	2.5 m	8.5 gpt	80.8 m	14.7 gpt Au / 1.0 m from 80.0 m
NP24-12	1.8 m	10.0 gpt	85.5 m
NP24-13	2.3 m	12.8 gpt	246.1 m	17.3 gpt Au / 1.6 m from 246.9 m
NP24-14	0.8 m	13.5 gpt	184.6 m
NP24-14	2.0 m	15.6 gpt	214.8 m
NP24-15	1.4 m	14.9 gpt	34.1 m
NP24-15	4.2 m	9.9 gpt	79.8 m	17.3 gpt Au / 2.0 m from 82.0 m
NP24-16	0.9 m	20.9 gpt	138.8 m
NP24-17	2.3 m	21.7 gpt	51.7 m	25.2 gpt Au / 1.5 m from 51.7 m
NP24-17	1.0 m	12.3 gpt	97.5 m
NP24-18	1.8 m	12.9 gpt	213.2 m
NP24-19	2.2 m	14.3 gpt	228.5 m
NP24-20	3.9 m	7.6 gpt	54.4 m	54.3 gpt Au / 0.5 m from 55.9 m
NP24-22	2.3 m	14.1 gpt	56.9 m	20.2 gpt Au / 1.5 m from 56.9 m
NP24-24	1.0 m	12.3 gpt	138.0 m
NP24-26	3.1 m	9.6 gpt	84.8 m	23.1 gpt Au / 1.2 m from 84.8 m
NP24-29	3.0 m	10.8 gpt	185.0 m	16.2 gpt Au / 1.5 m from 186.5m
NP24-31	1.2 m	10.3 gpt	34.7 m

Hole ID	UTM E NAD83	UTM N NAD83	Elev(m)	Azi (deg)	Dip (deg)	Depth (m)

NP24-09	579097	6507839	180	294.5	-31	306
NP24-10	579156	6507898	172	277	-23	321
NP24-11	579097	6507839	180	295	-11	414
NP24-12	579097	6507839	180	272	-47	300
NP24-13	579156	6507898	172	285	-23	302
NP24-14	579156	6507898	172	277	-43	440
NP24-15	579097	6507839	180	252	-43	303
NP24-16	579156	6507898	172	262	-41	344
NP24-17	579097	6507839	180	284	-11	360
NP24-18	579156	6507898	172	269	-42	323
NP24-19	579156	6507898	172	277	-48	353
NP24-20	579097	6507839	180	283	-23	303
NP24-22	579097	6507839	180	245	-45	330
NP24-24	579097	6507839	180	272	-41	279
NP24-25	579156	6507898	172	269	-29	275
NP24-26	579097	6507839	180	252	-38	240
NP24-28	579097	6507839	180	262	-33	98
NP24-29	579156	6507898	172	277	-29	293
NP24-31	579156	6507898	172	262	-46	162

Table 1:Drill Hole Data

*Drill intercepts shown are core length as insufficient drilling and modelling has taken place to determine the true dip and strike orientation of the veins being intercepted.

Multiple veins are being intercepted in this area of the deposit as shown in Figure1.

The drilling program has now been completed with 10,300 meters being drilled in 34 holes. The drilling has intercepted five separate zones of mineralization in this area.

Figure 1: Click here for an enlarged Image: https://canagoldresources.com/_resources/news/nr-20240829-figure1.png

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

Diamond drill core samples were prepared at MSA Labs’ Preparation Laboratory in Terrace, BC and assayed at MSA Labs’ Geochemical Laboratory in Langley, BC. Analytical accuracy and precision are monitored by the submission of blanks, certified standards and duplicate samples inserted at regular intervals into the sample stream by Canagold personnel. MSA Laboratories quality system complies with the requirements for the International Standards ISO 17025 and ISO 9001

Some diamond drill core samples were submitted to the ALS Geochemistry Lab in Whitehorse, YT for preparation and assaying. Analytical accuracy and precision are monitored by the submission of blanks, certified standards and duplicate samples inserted at regular intervals into the sample stream by Canagold personnel. ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

MSA Labs and ALS Labs are independent of the Company.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

"Catalin Kilofliski”

____________________

Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD.

For More Information - Please contact:  Knox Henderson, VP Corporate Development

Toll Free: 1-877-684-9700  Tel: (604) 604-416-0337  Cell: (604) 551-2360

Email: knox@canagoldresources.com  Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.